Exhibit 99.6

Air Liquide, Michelin, Sodexo and Total

Join Forces to Support Refugees

Paris, September 11, 2015 – Air Liquide, Michelin, Sodexo and Total are joining forces to assist refugees being resettled in France. The initiative was driven by the solidarity felt by employees and management of these companies for the refugees, mostly coming from Africa and the Middle East, and their suffering.

Air Liquide, Michelin, Sodexo and Total will, within a framework to be established by the government, assist refugees through tangible actions related to their respective businesses, expertise, capabilities and operational resources.

The form this aid will take is being defined with humanitarian organizations, including the French Red Cross, and nonprofits. Examples include making premises available, donating food and other essential supplies, providing access to health care, covering resettlement expenses or providing professional support and training.

The corporate foundations of some of these companies are also supporting the nonprofits that are helping the refugees.

In addition, Air Liquide, Michelin, Sodexo and Total are considering actions in other European countries, notably Germany.

Contacts

Air Liquide:

•	Media Relations: Caroline Philips caroline.philips@airliquide.com + 33 1 40 62 50 84

•	Corporate Foundation: Xavier Drago xavier.drago@airliquide.com +33 1 40 62 51 43

Michelin:

•	Media Relations: Corinne Meutey corinne.meutey@fr.michelin.com + 33 1 45 66 22 22

Sodexo:

•	Media Relations: Laura Schalk laura.schalk@sodexo.com + 33 1 57 75 85 69

•	Corporate Foundation: Clodine Pincemin clodine.pincemin@stop-hunger.org + 33 1 57 75 80 46

Total:

•	Media Relations: Paul Naveau paul.naveau@total.com + 33 1 41 35 22 44

•	Corporate Foundation: Catherine Ferrant catherine.ferrant@total.com